Terms of New or Amended Securities
As of December 31, 1998, the Dresdner RCM Global Funds, Inc. (the "Company") offered a new Non-Institutional ("Class N") of shares for its Dresdner RCM Large Cap Growth Fund, Dresdner
RCM Global Small Cap Fund, Dresdner RCM Global Technology
Fund and Dresdner RCM Emerging Markets Fund (each a "Fund" and collectively, the "Funds").
Shares of each Fund outstanding as of December 31, 1998 were redesignated as each such Fund's newly designated Non-Institutional Class ("Class I") shares. The Funds and their respective classes are sold without any shareholder service fees, including sales loads, deferred sales loads, redemption fees, exchange fees or account fees.
The Company, on behalf of the Class N shares of the Funds, adopted a distribution and service plan (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940.
Under the Plan, each Fund pays Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of the average daily net assets of its Class N shares as reimbursement for certain expenses actually incurred by the Distributor in connection with providing distribution and shareholder support services to such shares. Class I shares are not subject to 12b-1 fees.
The minimum initial investment for Class N shares of each Fund is $5,000, and the minimum subsequent investment is $250. The minimum initial investment for Class I shares of each Fund is $1,000,000, and the minimum subsequent investment is $50,000. All shares of the Company have equal voting rights and will be voted in the aggregate, and not by series or class, except where voting by series or class is required by law or where the matter involved affects only one series or class.
		N-SAR Sub-Item 77I(b)

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